Exhibit 99.1

Page l of 8 Confidential Consulting Agreement Effective Date: November 1.2007 PERSONAL AND CONFIDENTIAL - Keegan
Resources Inc. Contractor AGREEMENT, November 1, 2007 This CONTRACTOR AGREEMENT ("Agreement") dated as of
November 1, 2007 ("Signing" Date") is between Daniel T. (Dan) McCoy "Contractor" and Keegan Resources Inc.
("Keegan") Keegan agrees to engage Contractor, and Contractor agrees to accept engagement to provide Services (as defined below) to Keegan to accomplish the key objective which is to a "maximize shareholder value in a safe, environmental and technically proficient manner". In doing so, Contractor, will act in the capacity of President, CEO and
Director. The primary responsibility of the role will be, overseeing all Exploration initiatives, property acquisitions, exploration and mine permitting, strategic planning, environmental/government affairs, organization, coordination and completion of project prefeasibility and feasibility studies and operation/financial business administration as required for the management of Company as a whole in a timely and cost efficient matter. 1) Duties shall be as follows: Initiate, direct, coordinate and manage all exploration and development projects and other data collection with consultants, internal staff or others; Manage operation/business administration including set-up, contracting and monitoring. Find, hire, and/or contract all necessary technical and management personnel. Develop, direct, maintain, and manage strong skilled internal staff, providing mentorship training to all technical staff Strategize, develop, direct and/or coordinate with internal staff, consultants, government agency personnel, and various environmental, community, and government, programs to achieve the optimum outcome for Keegan on its various projects. Develop, manage, direct, and coordinate, with, all stages (including pre and post exploration and mine project certificates) of the environmental and socioeconomic processes required under various permitting jurisdictions, Develop, develop, direct, maintain and coordinate acceptance awareness programs for community, and governments that inter-link environmental and engineering programs; Consultant Keegan Resources Inc. page 1 of 5

Page 2 of 8 Confidential Consulting Agreement Effective Date: November 1, 2007 Develop, initiate, and maintain a professional corporate liaison with various government agencies, elected and or appointed officials, associates, affiliates and relevant industry corporations; Develop, initiate, and maintain strategic alliances and planning between corporation, the financial community, agencies and governments; Assist Chief Financial Consultant and IR Manager in
financing and marketing as required. Assist Chief Corporate Consultant, corporate secretary, CFO, and the board of
Keegan to develop and maintain proper Corporate Governance and auditing procedures and to conform to all rules, laws and regulations required by the various securities exchanges, federal and local governments under which Keegan or its subsidiaries belongs as required. 2. The Keegan Contact Persons authorized to assign work to Contractor and coordinate
Contractor's performance of Services are the various board of Keegan as well as the Chief Financial and Corporate
Consultants. The Contact Person may assign such responsibility to any other Contact Person(s) upon written notice, 3
The Contractor Agreement engagement term shall begin upon the Effective Date (defined as November 1st, 2007), and shall continue until terminated by either party by a minimum of four weeks written notice of termination. 4. Keegan shall pay Contractor at the all-inclusive rate of US $12,000 per month worked and the minimum assignable days shall be
22 per month. 5. There are no hours billable at overtime or premium rates, regardless of the number of hours worked in a day or the calendar day worked (including statutory holidays) and a day is defined as 8 or more hours worked in a calendar day. 6. In that event that Keegan is acquired by a third party, Consultant shall receive 36 months of salary at the rate indicated in Paragraph 4 as severance. 7. Keegan shall pay Consultant for Services, and reimburse Consultant for
Health Care Expenses incurred and invoiced each month for US$1790.00. The coverage will extend to Elleanor B. McCoy, consultants spouse, and Caghain M. McCoy, consultants son, and to future children. 8. Stock Options Contractor shall be eligible for incentive stock options, subject to Exchange approval and in accordance with Keegan's vesting schedule.
Options are to be in effect up to 30 days after the expiration of Agreement, whether terminated by Keegan or
Contractor. 9. Based on advance approval for travel related to Services, and after presentation of customary receipts
Keegan shall reimburse (at cost) within fifteen (15) working days Contractor for approved expenses related to Services in accordance with the Keegan travel expense reimbursement policies. Page 2 of 5

Page 3 of 8 Confidential Consulting Agreement Effective Date: November 1, 2007 10. Keegan shall pay reasonable expenses incurred when a supported (back-up receipts, adequate notations) expense form is delivered by Contractor to
Keegan and approved by the Contact Person, including such computer and communications hardware and software
Contractor may need to reasonably perform his duties. Contractor shall deliver the expense report digitally to Dan
McCoy and Michael Bebek (or designates) at month end. 11. Keegan shalt pay Contractor for Services, and reimburse
Contractor for related expenses (at cost), upon receipt and approval of Contractor's invoice within 15 working days and said approval not to delay reimbursement beyond a 15 day period. Contractor's invoices shall contain a detailed report of and a summary of all Services performed, time spent and allocate the charges for Services and the expenses by project (a digital expense report is provided). Additional information may be required in such detail as Keegan may reasonably require. Contractor shall invoice directly to Keegan by e-mail, followed up by hard copy invoice including expense report as detailed in paragraph (8). Contractor shall invoice Keegan for each month in which days are worked or expenses incurred within 15 days of the end of the month. 12. While working in the office or away on travel, it is the responsibility of the Contractor to notify a Contact Persons of Contractor's whereabouts (phone number, travel plans etc.) to ensure Contact person can contact Contractor. 13. The Contractor agrees to follow all Keegan's operational rules. 14. Contractor shall keep and make available to Keegan records showing all Services performed and time spent in such performance. 15. Contractor shall make such written reports of Contractor's activities to Contact person as they may from time to time reasonably request. All such records and reports shall be the sole and exclusive property of
Keegan and are to be delivered to the Keegan by the Contractor upon Contact Person's request. 16. Immediately upon request Contractor expressly agrees to deliver possession and assign any right, title and interest of the Contractor to
Keegan, all Keegan property documents, manuals, lists, data, records, field notes, field maps, drawings, models, maps, computer programs, codes, materials, prototypes, products, samples, analysis reports, equipment, tools and devices including any copies or reproductions relating to Services in Contractor's possession or under Contractor's control. Any and all designs, ideas, interpretations, works, creations, developments, programs, codes, drawings, sketches including copies of reproductions of same made or created by the Contractor during the course of the engagement in connection with Services provided by the Contractor shall be and remain the exclusive property of Keegan and the Contractor shall have no right, title or interest therein even though the Contractor may have created or contributed to the creation of any of the items specified. The Contractor shall not directly or indirectly acquire mineral claims or an interest in mineral claims or provide exploration and/or mine development information to other non-Keegan clients or companies within 6 miles of any Keegan claims owned or optioned during Contractors engagement with Keegan and for 24 months from the date of termination of this or subsequent Agreements without written approval from a Director of Keegan. 17.
Contractor agrees to use Keegan software and hardware only for Keegan business or for personal communications.
Upon termination of Agreement, all Keegan software and data thereto (and any copies made) and hardware is to be promptly returned to Keegan. Page 3 of 5

Page 4 of 8 Confidential Consulting Agreement Effective Date: November 1, 2007 Contractor shall not divulge, without the express written authorization by a Keegan Director, to any person or Companies (other than Keegan) any proprietary or confidential information relating to Keegan, its subsidiaries affiliates, associated companies or relating to any business or property in which Keegan or any of its associated companies has an interest, in the course of performance of Services under this Agreement or anytime after the termination of this Contracting Agreement with Keegan. This clause does not apply to information that is already in the public domain. Contractor represents and warrants to Keegan that performance of Services will not constitute a breach of any obligation Contractor may have to any third party. Keegan and its managed companies represent and warrant to Contractor that this Contracting Agreement will not constitute a breach of any obligation Keegan may have to any thud party. Contractor shall not delegate, subcontract, assign, or employ any person to perform any Services directly or indirectly related to Services without Keegan's prior consent. All notices provided for in this Agreement shall be delivered personally or by facsimile or by first class mail, postage prepaid, and shall be deemed received when personally delivered or, if by facsimile, on the next business day after receipt or, if mailed five business days after date of mailing. Any notice of default shall only be effective if delivered personally, or sent by registered or certified mail. Any notice from Contractor to Keegan shall be delivered or addressed to the Keegan Contact Person. All notices to be delivered by mail or facsimile shall be sent to the addresses and facsimile numbers shown below (or as changed by notice given as provided herein). Contractor is required, as an ambassador for
Keegan and Keegan associated companies and the mining industry to maintain at all times a positive professional relationship with representatives of government, industry, suppliers, local communities, the publics and indigenous peoples both during and after working hours. If any provision of this Agreement is at any time unenforceable or invalid for any reason it will be severable from the remainder of this Agreement and, in its application at that time, this
Agreement will be construed as though such provision was not contained herein and the remainder will continue in full force and effect and be construed as if this Agreement had been executed without the invalid or unenforceable provision. This Agreement constitutes the entire Agreement between the parties related to its subject matter and it supersedes all prior proposals, agreements, understandings, representations and conditions. It may not be changed or amended except in writing. Page 4 of 5

Page 5 of8 Confidential Consulting Agreement Effective Date: November 1, 2007 contractor Daniel T. (Dan) McCoy 8746
Damselfy Drive Reno, NV Phone No: 775-240-5598 By: Date: November 1, 2007 Keegan RESOURCES INC. 1204-550 West
Pender St. Vancouver, BC V6C 168 Phone No.: (604) 683-8193 Fax No.: (604) 683-8194  By: date: Page 5 of 5